UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
with a copy to:
Stephen Fraidin, Esq.
Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
212-446-4800
August 7, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

32,994,586

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

32,994,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,994,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   Calculated based on 752,279,589 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of June 3, 2009, as reported in Target Corporation’s quarterly report on Form 10-Q filed on June 5, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

32,994,586

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

32,994,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,994,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2   Calculated based on 752,279,589 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of June 3, 2009, as reported in Target Corporation’s quarterly report on Form 10-Q filed on June 5, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

7,567,330

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

7,567,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,567,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3   Calculated based on 752,279,589 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of June 3, 2009, as reported in Target Corporation’s quarterly report on Form 10-Q filed on June 5, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

4,764,034

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

4,764,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,764,034

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4   Calculated based on 752,279,589 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of June 3, 2009, as reported in Target Corporation’s quarterly report on Form 10-Q filed on June 5, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

32,994,586

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

32,994,586

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,994,586

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5   Calculated based on 752,279,589 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of June 3, 2009, as reported in Target Corporation’s quarterly report on Form 10-Q filed on June 5, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	8 Pages
     Item 1. Security and Issuer.
     This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the statement on Schedule 13D originally filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 through Amendment No. 8 (the Original Schedule 13D as amended and supplemented by Amendment No. 1 through Amendment No. 8, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”, the “Company” or “Target”).
     As of August 7, 2009, as reflected in this Amendment No. 9, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 32,994,586 shares of Common Stock (approximately 4.4% of the outstanding shares of Common Stock), which include shares of Common Stock and shares subject to certain stock-settled American-style call options.
     Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented as follows:
     As of May 26, 2009, the date of the last amendment to this Schedule 13D, the Reporting Persons beneficially owned approximately 7.8% of the then outstanding shares of Common Stock, consisting of 3.3% in shares of Common Stock and 4.5% in stock-settled call options. As a result of the transactions reported in this Amendment No. 9, the Reporting Persons sold options and engaged in net purchases of shares of Common Stock, resulting in a net increase of Common Stock ownership of 0.2% and a decrease of beneficial ownership to 4.4%, consisting of 3.5% in shares of Common Stock and 0.9% in stock-settled call options.
     Item 5. Interests in Securities of the Issuer.
     (a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 2, 2009, there were 752,279,589 shares of Common Stock outstanding as of June 3, 2009. Based on the foregoing, 32,994,586 shares of Common Stock (which includes Common Stock and physically-settled listed and over-the-counter American-style call options), representing 4.4% of the shares of Common Stock issued and outstanding, are reported on this Amendment No. 9.
     As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than as reported herein.
     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
     (c) See the trading data for the last 60 days attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if set out herein in full.
     Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transaction in shares of the Common Stock or derivative securities were effected by any Reporting Person.
     Item 7. Materials to be filed as Exhibits.

Exhibit 99.1	Trading Data

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	8 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 10, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William	A. Ackman